Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

MakeMyTrip Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

V5633W109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V5633W109	13G	Page 1 of 8

1	Names of Reporting Persons SB Asia Investment Fund II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. V5633W109	13G	Page 2 of 8

1	Names of Reporting Persons SAIF II GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. V5633W109	13G	Page 3 of 8

1	Names of Reporting Persons SAIF Partners II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. V5633W109	13G	Page 4 of 8

1	Names of Reporting Persons SAIF II GP Capital Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person CO

CUSIP No. V5633W109	13G	Page 5 of 8

ITEM 1. (a)	Name of Issuer:

MakeMyTrip Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016

India

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Asia Investment Fund II L.P.

SAIF II GP L.P.

SAIF Partners II L.P.

SAIF II GP Capital Ltd.

(b)	Address or Principal Business Office:

The address of each of the Reporting Persons is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands and c/o SAIF Advisors Limited, Suite 2516 – 2520, Two Pacific Place, 88 Queensway, Hong Kong.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized in the Cayman Islands.

(d)	Title of Class of Securities:

Ordinary Shares, $0.0005 par value per share (“Ordinary Shares”).

(e)	CUSIP Number:

V5633W109

ITEM 3.

Not applicable.

CUSIP No. V5633W109	13G	Page 6 of 8

ITEM 4.	Ownership.

(a)	Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 31, 2016, the Reporting Persons do not beneficially own any Ordinary Shares.

(b)	Percent of Class:

See Item 4(a) hereof.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. V5633W109	13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

SB ASIA INVESTMENT FUND II L.P.
By: SAIF II GP L.P., its general partner
By: SAIF Partners II L.P., its general partner
By: SAIF II GP Capital Ltd., its general partner

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director

SAIF II GP L.P.
By: SAIF Partners II L.P., its general partner
By: SAIF II GP Capital Ltd., its general partner

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director

SAIF PARTNERS II L.P.
By: SAIF II GP Capital Ltd., its general partner

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director

SAIF II GP CAPITAL LTD.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director

CUSIP No. V5633W109	13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 6, 2012).